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Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C	Column D	Column E
	Balance at Beginning of Period	Additions Charged to (recovered from) Costs and Expenses	Deductions/ Write-Offs	Balance at end of Period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2008	$1,217	$(23)	$(15)	$1,179
Year ended December 31, 2007	3,194	736	(2,713)	1,217
Year ended December 31, 2006	3,933	(402)	(337)	3,194

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  Exhibit 99.1